American International Group, Inc. and Subsidiaries

Exhibit 12

Computation of Ratios of Earnings to Fixed Charges

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions, except ratios)	2010	2009	2010	2009

Earnings:
Pre-tax income (loss)(a):	$2,046	$707	$3,356	$(6,231)
Add – Fixed charges	2,270	2,982	4,398	6,164

Adjusted Pre-tax income (loss)	4,316	3,689	7,754	(67)

Fixed charges:
Interest expense	$1,968	$3,203	$3,811	$5,997
Portion of rent expense representing interest	39	87	100	174
Interest credited to policy and contract holders	263	323	487	624

Total fixed charges	$2,270	$3,613	$4,398	$6,795

Preferred stock dividend requirements	$-	$283	$-	$1,295
Total fixed charges and preferred stock dividend requirements	$2,270	$3,896	$4,398	$8,090
Total fixed charges, excluding interest credited to policy and contract holders	$2,007	$3,290	$3,911	$6,171

Ratio of earnings to fixed charges:
Ratio	1.90	1.02	1.76	n/a
Coverage deficiency	n/a	n/a	n/a	(6,862)

Ratio of earnings to fixed charges and preferred stock dividends:
Ratio	1.90	n/a	1.76	n/a
Coverage deficiency	n/a	(207)	n/a	(8,157)

Ratio of earnings to fixed charges, excluding interest credited to policy and contract holders(b) :
Ratio	2.15	1.12	1.98	n/a
Coverage deficiency	n/a	n/a	n/a	(6,238)

(a)
From continuing operations, excluding undistributed earnings (loss) from equity method investments and capitalized interest.

(b)
The Ratio of earnings to fixed charges excluding interest credited to policy and contract holders removes interest credited to guaranteed investment contract (GIC) policyholders and guaranteed investment agreement (GIA) contract holders. Such interest expenses are also removed from earnings used in this calculation. GICs and GIAs are entered into by AIG's insurance subsidiaries, principally SunAmerica Life Insurance Company and AIG Financial Products Corp. and its subsidiaries, respectively. The proceeds from GICs and GIAs are invested in a diversified portfolio of securities, primarily investment grade bonds. The assets acquired yield rates greater than the rates on the related policyholders obligation or contract, with the intent of earning a profit from the spread.

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